6/26

08004490

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Homeland Energy Group Ltd.

*CURRENT ADDRESS 144 Front Street West, Suite 780
Toronto, Ontario M5J 2L7
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 28 2008
THOMSON REUTERS

FILE NO. 82- 35225 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DATE : 8/26/08

HOMELAND ENERGY CORP.

(A Development Stage Company)

12-31-07
AR/S

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

(Stated in Canadian Dollars)

CONTENTS

March 20, 2008

Shimmerman Penn LLP
30 St. Clair Avenue West, Suite 400
Toronto, ON M4V 3A1

Tel: 416 964 7200
Fax: 416 964 2025
www.spllp.com

SHIMMERMANPENN LLP
Chartered Accountants & Business Advisors

AUDITORS' REPORT

To: The Shareholders of
Homeland Energy Corp.

We have audited the consolidated balance sheets of Homeland Energy Corp. (a development stage company) as at December 31, 2007 and 2006, the consolidated statements of operations and deficit and cash flows for the years then ended and the consolidated statement of shareholders' equity for the period from December 13, 2004 to December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Shimmerman Penn LLP

Shimmerman Penn LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

February 29, 2008, except as

to Note 18(f), which is at March 18, 2008

IGAF
An Association of Independent Firms

HOMELAND ENERGY CORP.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

As at December 31	2007 $	2006 $
ASSETS		
Current Assets		
Cash and equivalents	5,930,444	2,370,478
Cash held under security deposits	428,877	-
Amounts receivable	833,500	154,951
Deposits and prepaid expenses	125,483	109,140
Current portion of long-term advances (Note 7)	399,064	108,224
Future income tax assets (Note 16 (a))	710,138	54,013
	8,427,506	2,796,806
Long-term Deposits and Prepaid Expenses	304,886	-
Investments (Note 6)	11,922,025	1
Long-term Advances (Note 7)	3,855,977	1,128,619
Mineral Properties (Note 9)	7,918,430	8,968,752
Property and Equipment (Note 8)	1,192,997	336,858
	33,621,821	13,231,036
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	4,134,025	358,609
Provision for Rehabilitation	324,332	-
	4,458,357	358,609
Convertible Debenture (Note 12)	1,606,004	-
SHAREHOLDERS' EQUITY		
Common Shares (Note 10(b))	33,615,679	13,723,931
Share Purchase Warrants (Note 10(c))	89,000	1,156,501
Contributed Surplus (Note 11)	2,168,687	1,624,000
Equity Portion of Convertible Debenture (Note 12)	502,179	-
Deficit Accumulated through Development Stage	(8,818,085)	(3,632,005)
	27,557,460	12,872,427
	33,621,821	13,231,036

Commitments and Contingencies (Note 13)

APPROVED ON BEHALF OF THE BOARD

"signed" A. Tom Griffis	*"signed" Stephen Coates*
A. Tom Griffis, Director	**Stephen Coates, Director**

(The accompanying notes are an integral part of these consolidated financial statements.)

HOMELAND ENERGY CORP.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Stated in Canadian Dollars)

	Common Shares	Common Shares	Share Purchase Warrants	Contributed Surplus	Equity Portion of Convertible Debenture	Deficit accumulated during the development stage	Shareholders' equity
	#	$	$	$	$	$	$
Issuance of founder shares – December 13, 2004	**4,000,000**	**4,000**	-	-	-	-	**4,000**
- Issuance of shares in seed financing	2,130,000	106,500	-	-	-	-	106,500
- Valuation of warrants issued in seed financing	-	(14,697)	14,697	-	-	-	-
- Issuance of shares in private placement	100,000	15,000	-	-	-	-	15,000
- Issuance of shares in four private placements, net of issuance costs of $19,474	3,000,000	1,772,001	-	-	-	-	1,772,001
- Valuation of warrants issued in private placement	-	(794,364)	794,364	-	-	-	-
- Stock based compensation expense	-	-	-	496,760	-	-	496,760
Loss for the period	-	-	-	-	-	(682,652)	(682,652)
Balance - December 31, 2005	**9,230,000**	**1,088,440**	**809,061**	**496,760**	-	**(682,652)**	**1,711,609**
- Issuance of shares pursuant to acquisition of Pan African Uranium Corp.	7,300,000	4,188,010	98,825	-	-	-	4,286,835
- Issuance of shares on exercise of share purchase warrants	2,130,000	532,500	-	-	-	-	532,500
- Valuation allocation on exercise of share purchase warrants	-	14,697	(14,697)	-	-	-	-
- Issuance of shares in private placement, net of issuance costs of $697,858	3,111,900	6,553,654	-	-	-	-	6,553,654
- Valuation of warrants issued in private placement	-	(263,312)	263,312	-	-	-	-
- Issued as compensation to employees and consultants	995,460	817,394	-	-	-	-	817,394
- Issuance of shares on exercise of stock options	25,000	13,855	-	-	-	-	13,855
- Valuation allocation on exercise of stock options	-	11,290	-	(11,290)	-	-	-
- Issuance of shares in private placement, net of issuance costs of $45,394	362,500	767,403	-	-	-	-	767,403
- Stock based compensation expense	-	-	-	1,138,530	-	-	1,138,530

(The accompanying notes are an integral part of these consolidated financial statements.)

HOMELAND ENERGY CORP.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Stated in Canadian Dollars)

	Common Shares	Common Shares	Share Purchase Warrants	Contributed Surplus	Equity Portion of Convertible Debenture	Deficit accumulated during the development stage	Shareholders' equity
	#	$	$	$	$	$	$
Loss for the year	-	-	-	-	-	(2,949,353)	(2,949,353)
Balance - December 31, 2006	**23,154,860**	**13,723,931**	**1,156,501**	**1,624,000**	**-**	**(3,632,005)**	**12,872,427**
- Issuance of shares on exercise of share purchase warrants	3,000,000	2,795,760	-	-	-	-	2,795,760
- Valuation allocation on exercise of share purchase warrants	-	794,364	(794,364)	-	-	-	-
- Issuance of shares on exercise of share purchase warrants	295,000	88,500	-	-	-	-	88,500
- Valuation allocation on exercise of share purchase warrants	-	98,825	(98,825)	-	-	-	-
- Issuance of shares in private placement, net of issuance costs of $473,326	3,969,230	10,168,070	-	-	-	-	10,168,070
- Issuance of shares pursuant to acquisition of Pan African Uranium Corp., upon granting of permits in Niger	125,000	294,800	-	-	-	-	294,800
- Bifurcation of convertible debenture into equity and debt components	-	-	-	-	502,179	-	502,179
- Issuance of shares in private placement, net of issuance costs of $105,690	670,690	2,040,518	-	-	-	-	2,040,518
- Issuance of shares on exercise of stock options	1,365,000	166,931	-	-	-	-	166,931
- Valuation allocation on exercise of stock options	-	732,100	-	(732,100)	-	-	-
- Issuance of shares on exercise of stock options	50,000	98,120	-	-	-	-	98,120
- Valuation allocation on exercise of stock options	-	93,058	-	(93,058)	-	-	-
- Issuance of shares in private placement, net of issuance costs of $40,000	454,546	1,960,002	-	-	-	-	1,960,002
- Valuation of warrants issued in private placement	-	(89,000)	89,000	-	-	-	-
- Issuance of shares on exercise of share purchase warrants	200,000	386,388	-	-	-	-	386,388

(The accompanying notes are an integral part of these consolidated financial statements.)

HOMELAND ENERGY CORP.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Stated in Canadian Dollars)

	Common Shares	Common Shares	Share Purchase Warrants	Contributed Surplus	Equity Portion of Convertible Debenture	Deficit accumulated during the development stage	Shareholders' equity
	#	$	$	$	$	$	$
- Valuation allocation on exercise of share purchase warrants	-	263,312	(263,312)	-	-	-	-
- Stock option compensation expense	-	-	-	1,369,845	-	-	1,369,845
Loss and comprehensive loss for the year	-	-	-	-	-	(5,186,080)	(5,186,080)
Balance – December 31, 2007	**33,284,326**	**33,615,679**	**89,000**	**2,168,687**	**502,179**	**(8,818,085)**	**27,557,460**

(The accompanying notes are an integral part of these consolidated financial statements.)

HOMELAND ENERGY CORP.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)

For the year ended December 31	2007 $	2006 $
Revenue	-	-
Expenses		
Amortization	99,807	21,072
Audit fees	141,240	81,800
Directors' fees	63,500	48,742
Exploration expense	145,301	111,569
Foreign exchange loss	194,983	23,876
Insurance	44,570	5,270
Interest expense	131,408	-
Interest - accretion expense (Note 12)	115,583	-
Investor relations and shareholder information	135,114	104,636
Legal fees	250,919	328,819
Local administration	-	37,291
Management and administrative services	1,542,404	432,121
Office and general	231,966	32,620
Office rental	175,679	15,301
Professional and consulting fees	382,501	313,994
Transfer agent and filing	18,656	4,304
Stock-based compensation (Note 10(e))	1,369,845	748,609
Travel and accommodation	956,498	436,446
Write down of investments	-	319,613
Write off of mineral properties	96,704	-
	6,096,678	3,066,083
Loss for the year before the undernoted	(6,096,678)	(3,066,083)
Interest income	165,398	65,143
Other income	39,060	-
Loss before income taxes	(5,892,220)	(3,000,940)
Future income taxes	706,140	51,562
Loss before minority interest	(5,186,080)	(2,949,378)
Minority interest	-	25
Net loss and comprehensive loss for the year	(5,186,080)	(2,949,353)
Deficit - beginning of year	(3,632,005)	(682,652)
Deficit - end of year	(8,818,085)	(3,632,005)
Loss per share - Basic and Fully Diluted	(0.18)	(0.15)
Weighted average number of basic common shares outstanding during the year	29,188,467	19,930,254

(The accompanying notes are an integral part of these consolidated financial statements.)

HOMELAND ENERGY CORP.
(A Development Stage Company)
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

For the year ended December 31	2007 $	2006 $
Cash Provided by (used in) :		
Operating Activities		
Net loss for the year	(5,186,080)	(2,949,353)
Adjustments for items not affecting cash:		
Amortization	99,807	49,000
Stock-based compensation (Note 10(e))	1,369,845	794,077
Write off of mineral properties	96,704	-
Accretion charge on convertible debenture (Note 12)	115,583	-
Future income taxes	(656,125)	(54,013)
Changes in non-cash working capital items:		
Amounts receivable	(678,549)	(52,753)
Deposits and prepaid expenses	(321,229)	(20,215)
Accounts payable and accrued liabilities	3,775,416	242,702
Subscription receivable	-	292,475
Net Cash used in Operating Activities	(1,384,628)	(1,698,080)
Financing Activities		
Issuance of common shares, for cash	14,935,006	8,560,322
Exercise of share purchase warrants, for cash	3,270,648	532,500
Exercise of stock options, for cash	265,051	13,855
Issuance of convertible debenture	1,992,600	-
Share issue costs	(619,016)	(479,940)
Net Cash provided from Financing Activities	19,844,289	8,626,737
Investing Activities		
Increase in investments	(5,607,966)	-
Provision of finance to suppliers	(3,018,198)	(1,236,843)
Expenditure on mineral properties	(4,888,708)	(3,482,237)
Acquisition of property and equipment	(955,946)	(381,988)
Net Cash used in Investing Activities	(14,470,818)	(5,101,068)
Change in cash and equivalents	3,988,843	1,827,589
Cash and equivalents - beginning of year	2,370,478	542,889
Cash and equivalents - end of year	6,359,321	2,370,478
Cash and equivalents consist of:		
Cash	541,308	1,970,478
Equivalents	5,389,136	400,000
Cash held under security deposits	428,877	-
	6,359,321	2,370,478
Supplemental Cash Flow information:		
The Company paid no income taxes in the reported years		
Interest paid	246,991	-

(The accompanying notes are an integral part of these consolidated financial statements.)

(Stated in Canadian Dollars)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

At December 31, 2007, Homeland Energy Corp. (the "Company" or "Homeland") was a privately owned development stage company engaged in the acquisition, exploration and development of energy related resource properties in southern Africa.

The Company was incorporated as Homeland Uranium Inc. under the laws of Ontario on December 7, 2004 and on September 5, 2006 received authorization from the Ontario Ministry of Consumer and Business Services to apply for continuance into another jurisdiction. On October 12, 2006, the Company was continued into the British Virgin Islands as Homeland Energy Corp., a company incorporated under the provisions of the BVI Business Companies Act, 2004.

On February 29, 2008, the Company completed a reverse takeover of Chrysalis Capital IV Corporation, a Canadian company listed on the TSX Venture Exchange, thereafter renamed **Homeland Energy Group Ltd.** On March 5, 2008 Homeland Energy Group Ltd.'s common shares were posted for trading on the **Toronto Stock Exchange** under the symbol "**HEG**". For further background on this transaction, please see below:

> On June 13, 2007, Homeland had entered into an agreement pursuant to which Chrysalis Capital IV Corporation ("Chrysalis") agreed to acquire all of the issued and outstanding common shares of the Company. The transaction served as Chrysalis's Qualifying Transaction pursuant to the policies of the TSX Venture Exchange. Although Homeland was to become a wholly-owned subsidiary of Chrysalis, the transaction constituted a reverse take-over of Chrysalis inasmuch as the former shareholders of Homeland would own a substantial majority of the outstanding common shares of Chrysalis and five of the six members of the board of directors of Chrysalis were designees of Homeland. The transaction structure involved a wholly owned subsidiary of Chrysalis, incorporated under the laws of the British Virgin Islands ("Chrysalis Sub"), merging under the laws of the British Virgin Islands with Homeland, whereby the separate existence of Chrysalis Sub ceased and Homeland becomes wholly-owned subsidiary of Chrysalis. For further information see Subsequent Events (Note 18).

To date, the Company has not earned any revenues from its activities and is considered to be in the development stage. The business of exploring for, developing and mining of minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties, and indeed the Company's continued existence, is dependent upon the ability of the Company to raise additional financing, preservation of its interest in the underlying properties, discovery of commercially recoverable reserves, achievement of profitable operations and/or the Company's ability to dispose of its interests in mineral properties on an advantageous basis. Changes in future conditions could require material write downs in the carrying value of mineral properties. The Company is planning to meet its immediate future expenditures and obligations by raising funds through private placements, public offerings or off-take or project finance facilities. It is not possible to predict whether these efforts will be successful or whether the Company will attain profitable levels of operation.

(Stated in Canadian Dollars)

Although the company has taken steps to verify title to the mineral properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration and development of such properties, these procedures do not guarantee the Company's title. Although management is not aware of any such agreements, transfers or defects, property title may be subject to unregistered prior agreements, claims or transfers and title may be affected by undetected defects. Assets located outside of North America are subject to the risk of foreign investment, including currency exchange fluctuations and restrictions and political uncertainty.

The Canadian dollar is the principal currency of the Company's business.

2. GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

3. BUSINESS COMBINATIONS

During 2006, the Company entered into two material acquisitions, each of which was accounted for by the purchase method in accordance with CICA Handbook Section 1581 "Business Combinations". The results of operations are included in the accounts from the effective date of each acquisition, the details of which are as follows:

(a) By virtue of an amalgamation agreement dated January 27, 2006, the Company acquired 100% of the outstanding common shares of Pan African Uranium Corp. ("Pan African"), formerly Uranium International Limited, a private Canadian company with mining interests in Niger. Under the terms of the agreement, Pan African shareholders received one Homeland common share, warrant or option for every two Pan African shares, warrants or options held.

Fair value of net assets acquired:	
Mineral property (see Note 9)	$ 3,527,510
Cash	759,325
	$ 4,286,835
Consideration given (see Note 10(b)(i)):	
7,300,000 common shares issued at $0.5737 (US$0.50)	$ 4,188,010
295,000 share purchase warrants issued	98,825
	$ 4,286,835

(Stated in Canadian Dollars)

(b) By virtue of a share purchase agreement dated June 14, 2006, the Company acquired 100% of the outstanding common shares of Ferret Coal Holdings (Pty) Ltd., to be held through a wholly owned South African registered subsidiary company, Homeland Mining and Energy SA (Pty) Ltd. Ferret Coal Holdings (Pty) Ltd is a private South African company, holding a 76% interest in Ferret Coal (Kendal) (Pty) Ltd., which owns the Kendal Mineral Property (see Note 9). The company paid cash consideration to the vendors of $2,105,016 (ZAR 13,000,000).

In 2006, the Company paid a brokerage fee of $415,230, through the issuance of 500,000 common shares ($279,750) and 300,000 options ($135,480) for the introduction to a significant transaction. This fee has been recorded as an acquisition cost of Tshedza Mining Resources (Pty) Ltd. (for the Eloff Mineral Property, see Note 8), which constituted the first such transaction.

In November 2007, the Company entered into an agreement to purchase Corpclo 331 (Pty) Ltd. ("Corpclo"). The purchase price of ZAR 12 million (approximately $1.8 million) is being settled in two tranches of ZAR 6 million, in November 2007 and November 2008. The Company has pledged 50% of the shares of Corpclo as security, until the settlement of the outstanding balance.

4. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Homeland Mining and Energy SA (Pty) Ltd., of South Africa, and Homeland Mining and Energy (Botswana) (Pty) Ltd. The comparative consolidated financial statements for fiscal 2006 included the accounts of Homeland Uranium Inc. (USA) and Pan African Uranium Corp, which have subsequently been transferred and are now included in the cost of the investment in Homeland Uranium Inc. (see Notes 6 and 9). All significant inter-company transactions and balances have been eliminated.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, the recoverability of exploration and development expenditures on mineral properties, the amount and classification of mineral resources and reserves, the estimated fair value of assets acquired in business combinations, the amount of future site reclamation costs and asset retirement obligations, the valuation of warrants and stock options, tax accounts, and contingent liabilities.

The Company regularly reviews the estimates and assumptions that affect the consolidated financial statements and actual results may differ from those estimates. In the opinion of management, all adjustments considered necessary for fair presentation of the results for the years presented are reflected in the consolidated financial statements.

(c) **Mineral properties**

Direct property acquisition costs, holding costs, field exploration and supervisory costs, and development costs relating to specific properties are capitalized and deferred until the property to which they directly relate is placed into production, at which time they will be amortized on a unit of production basis, or until the property to which they relate is abandoned, sold or considered to be impaired in value, at which time an appropriate charge against income will be made. Costs include the cash consideration paid as well as the fair market value of shares, warrants or stock options issued, if any, on the acquisition of exploration properties. Properties acquired under option agreements whereby payments are made at the sole discretion of the Company are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in income for the year. Costs incurred for administration and general exploration that are not project specific, are charged to operations.

The recorded amounts for acquisition costs of properties and their related capitalized exploration and development expenses represent actual expenditures incurred and are not intended to reflect present or future values. The Company, however, reviews the capitalized costs on its properties on at least an annual basis and will recognize an impairment in value based upon the stage of exploration and/or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from each property, or from the sale of the relevant property. Management's assessment of a property's current fair market value may also be based on a review of other property transactions that have occurred in the same geographic area as that of the property under review. The recovery of acquisition costs and deferred exploration is dependent upon the existence of economically recoverable reserves, the Company's ability to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such properties.

(d) **Property and equipment**

Property and equipment is recorded at cost less accumulated amortization. The Company provides for amortization on a straight line basis using the following rates, designed to amortize the cost of the assets over their estimated useful lives:

Plant and machinery	5 years
Motor vehicles	5 years
Office furniture and equipment	3 years
Computer equipment	3 years
Buildings	5 years
Leasehold improvements	5 years

(e) **Foreign currency translation**

The Canadian dollar is the functional currency of the Company and its subsidiaries. The Company considers its South African and Botswanan operations to be integrated operations. As such, monetary assets and liabilities of the Company's foreign operations denominated in a currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of depreciation and amortization which is translated at historical rates. Exchange gains and losses on translation are included in the Consolidated Statements of Operations and Deficit.

(f) **Cash and equivalent**

Cash and equivalents consist principally of cash on account, money market funds and other highly liquid interest bearing instruments.

(g) **Long-lived asset impairment**

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed based on the carrying amount of the long-lived asset compared to its fair value, as determined by the sum of the future undiscounted cash flows expected to result from the use and the eventual disposal of the long-lived assets. An impairment loss is recognized in the period when the carrying amount exceeds the fair value.

(h) **Asset retirement obligations**

The fair value of an asset retirement obligation is recognized in the period in which the obligation is incurred, discounted to its present value using the Company's credit-adjusted risk-free interest rate. The fair value of the estimated obligation is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The costs capitalized to the related asset will be amortized to earnings in a manner consistent with the depletion, depreciation and amortization of the underlying asset. The liability amount is increased in each reporting period due to passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted costs could also result in an increase or decrease in the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

As at December 31, 2007 and 2006, the Company had only performed preliminary exploratory work on its mineral properties and has not incurred significant reclamation obligations. As such, no asset retirement obligation accrual was made in these consolidated financial statements.

A known rehabilitation liability exists for previous disturbances to the property, for which a provision for rehabilitation has been made. These costs are expected to be incurred in the next 12 months and will be charged against the obligation to the extent of the liability recorded.

(i) **Earnings (loss) per share**

Basic earnings (loss) per share is computed by dividing the earnings (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings (loss) per share, according to the treasury stock method, assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted earnings (loss) per share calculation. The diluted earnings (loss) per share calculation assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings (loss) per share.

(j) **Stock-based compensation**

Under the Company's Stock Option Plan, stock-based compensation awards will be available to officers, directors, employees and consultants. All stock-based payments made to employees and non-employees have been accounted for using a fair value-based method of accounting. The fair value of each stock option granted is accounted for in operations, over the vesting period thereof, and the related credit is included in contributed surplus. If and when the stock options are ultimately exercised and common shares are issued, the proceeds of exercise and contributed surplus will be transferred to common shares. The fair value is calculated based on the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the option pricing model requires the input of highly subjective assumptions, including the expected price volatility and anticipated term. Changes in these highly subjective input assumptions can materially affect the fair value estimate. For these reasons the model does not necessarily provide a reliable measure of the fair value of the Company's stock-based compensation or granted stock options.

The Company's Stock Option Plan is described further in Note 10(d).

(k) **Income taxes**

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no, or a reduced, net asset is recognized.

5. ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments; Recognition and Measurement, CICA Handbook Section 3861: Financial Instruments: Presentation and Disclosure and CICA Handbook Section 3251, which introduces a new component of equity referred to as accumulated other comprehensive income.

Section 3855 sets out standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Section 3861 sets out standards for the presentation and disclosure of financial instruments.

The Company has made the following classifications:

- Cash, and equivalents are classified as "held-for-trading" and measured at fair value. Gains and losses resulting from change in fair values are recorded in net income.
- Amounts receivable and long-term advances are classified as "loans and receivables" and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method.
- Investments are classified as "available for sale", whereupon they are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.
- Accounts payable and accrued liabilities are classified as "other financial liabilities" and are initially measured at their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method.

The initial adoption of these new standards had no material impact on the Company's consolidated financial statements.

(Stated in Canadian Dollars)

6. INVESTMENTS

	December 31 2007	December 31 2006
	$	$
Homeland Uranium Inc. (see below) - 22,250,000 common shares, representing a 39% interest	**11,314,058**	-
Londoloza Mineral and Mining Brokers (Pty) Ltd. - representing a 35% interest, written down to $1.00 in 2006	1	1
Option to invest in a South Africa private company (export industry) - project evaluation ongoing	**607,966**	-
	11,922,025	1

(a) Effective February 1, 2007, the Company completed the transfer of its uranium assets to Homeland Uranium Inc. ("HUI"), a Canadian private company, for 16,000,000 common shares. As the Company had an original control position of HUI and the sale occurred between two related entities, the transaction was accounted for at cost of interest. Under this accounting, the Company is deemed to have sold the assets at book value. Following a financing by HUI that raised $1.84 million through the issue of 8,000,000 common shares at $0.23 per share, the Company's interest in HUI represented approximately 65% of the issued and outstanding common shares.

(b) On June 19, 2007, HUI closed a private placement for $23 million, at $0.80 per unit, each unit consisting of one common share and one-half of one share purchase warrant, each whole purchase warrant entitling the holder to purchase one additional common share at a price of $1.25 per share, expiring June 19, 2009. The Company participated to the extent of $5 million in this private placement, following which its interest in HUI decreased to approximately 39%. The Company granted a call option on 2.5 million of these units at $1.00 per unit for a period of 12 months.

(c) Following the above share issuances, the Company ceased to exercise significant influence over HUI and classified the investment as "available for sale". The investment is carried at cost as it is not traded in an active market.

(d) HUI represents a strategic investment of the Company, which it expects to hold for the foreseeable future.

7. LONG-TERM ADVANCES

	December 31 2007	December 31 2006
	$	$
MD Engineering	**3,783,440**	1,236,843
Madic Operations (Note 13 (c))	**450,881**	-
Superior Drilling	**20,720**	-
Contractor credit facilities	**4,255,041**	1,236,843
Less: Current portion	**399,064**	108,224
Long-term portion	**3,855,977**	1,128,619

Homeland Mining and Energy SA (Pty) Ltd. has entered into agreements with various companies that do or shall provide contract mining or other services to the Company's mineral properties in South Africa, in terms of which it has agreed to provide the financing for certain of the mining and other equipment that will be required. These credit facilities are interest bearing, denominated in South African Rands, are repayable over the term of the related service agreements, and are collateralized by security over the particular asset financed.

(Stated in Canadian Dollars)

8. PROPERTY AND EQUIPMENT

		2007	
	Cost	**Accumulated Amortization**	**Net**
	$	**$**	**$**
Plant and machinery	**731,250**	**20,847**	**710,403**
Motor vehicles	**172,544**	**15,654**	**156,890**
Office furniture and equipment	**99,617**	**31,945**	**67,672**
Computer equipment	**126,772**	**28,081**	**98,691**
Buildings	**13,139**	**-**	**13,139**
Leasehold improvements	**214,803**	**68,601**	**146,202**
	1,358,125	**165,128**	**1,192,997**

		2006	
	Cost	Accumulated Amortization	Net
	$	$	$
Office furniture and equipment	121,161	12,860	108,301
Computer equipment	50,167	10,773	39,394
Leasehold improvements	214,803	25,640	189,163
	386,131	49,273	336,858

(Stated in Canadian Dollars)

9. MINERAL PROPERTIES

Homeland is engaged in the business of the acquisition, exploration and development of mineral resource properties in southern Africa, with an emphasis on energy based resources. As at December 31, 2007, the Company retained title, directly or indirectly, to the following properties:

	January 1 2007	Additions: Property Costs	Additions: Consulting / Management	Additions: Drilling / Analysis	Additions: Infrastructure / Earthworks	Additions: Surveying / Other	Transfers to Investments / Written Off	December 31 2007
	$	$	$	$	$	$	$	$
Ferret Coal:								
Kendal								
Acquisition	2,105,016	-	-	-	-	-	-	2,105,016
Exploration	434,585	-	289,052	75,148	694,843	357,912	-	1,851,540
	2,539,601	-	289,052	75,148	694,843	357,912	-	3,956,556
Tshedza:								
Eloff								
Acquisition	415,230	-	-	-	-	-	-	415,230
Exploration	42,596	-	241,616	582,588	13,412	10,937	-	891,149
	457,826	-	241,616	582,588	13,412	10,937	-	1,306,379
Onbekend								
Acquisition	-	-	-	-	-	-	-	-
Exploration	-	-	346	91,648	3,527	656	-	96,177
	-	-	346	91,648	3,527	656	-	96,177
Boschpoort								
Acquisition	-	-	-	-	-	-	-	-
Exploration	-	-	10,429	22,565	-	252	(33,246)	-
	-	-	10,429	22,565	-	252	(33,246)	-
Welgevonden								
Acquisition	-	-	-	-	-	-	-	-
Exploration	-	-	-	-	-	755	-	755
	-	-	-	-	-	755	-	755
Steynsdraai (Carolina)								
Acquisition	-	-	-	-	-	-	-	-
Exploration	-	-	-	48,971	-	171	(49,142)	-
	-	-	-	48,971	-	171	(49,142)	-
Witbank (Ermelo)								
Acquisition	-	-	-	-	-	-	-	-
Exploration	-	-	-	-	-	153	-	153
	-	-	-	-	-	153	-	153
Witrand								
Acquisition	-	-	-	-	-	-	-	-
Exploration	-	-	-	2,860	-	690	(3,550)	-
	-	-	-	2,860	-	690	(3,550)	-
	457,826	-	252,391	748,632	16,939	13,614	(85,938)	1,403,464

(Stated in Canadian Dollars)

	January 1 2007	Additions: Property Costs	Additions: Consulting / Management	Additions: Drilling / Analysis	Additions: Infrastructure / Earthworks	Additions: Surveying / Other	Transfers to Investments / Written Off	December 31 2007
	$	$	$	$	$	$	$	$
Nhlalala:								
Vlakvarkfonte								
Acquisition	-	-	-	-	-	-	-	-
Exploration	59,259	-	107,902	35,350	-	171	-	202,682
	59,259	-	107,902	35,350	-	171	-	202,682
Langsloot								
Acquisition	-	-	-	-	-	-	-	-
Exploration	-	-	-	-	-	182	-	182
	-	-	-	-	-	182	-	182
Fraaiuitzicht								
Acquisition	-	-	-	-	-	-	-	-
Exploration	-	-	-	-	-	1,166	-	1,166
	-	-	-	-	-	1,166	-	1,166
	59,259	-	107,902	35,350	-	1,519	-	204,030
Corpclo:								
Northfield								
Acquisition	-	1,840,201	-	-	-	-	-	1,840,201
Exploration	-	-	100,649	-	45,770	6,830	-	153,249
	-	1,840,201	100,649	-	45,770	6,830	-	1,993,450
Swaziland:								
Acquisition	-	-	-	-	-	-	-	-
Exploration	10,766	-	-	-	-	-	(10,766)	-
	10,766	-	-	-	-	-	(10,766)	-
USA:								
Acquisition	-	-	-	-	-	-	-	-
Exploration	2,273,325	-	131,395	-	-	-	(2,404,720)	-
	2,273,325	-	131,395	-	-	-	(2,404,720)	-
Niger:								
Acquisition	3,527,510	147,400	-	-	-	-	(3,674,910)	-
Exploration	100,465	-	133,963	-	-	-	(234,428)	-
	3,627,975	147,400	133,963	-	-	-	(3,909,338)	-
Translation	-	-	-	-	-	360,930	-	360,930
	8,968,752	1,987,601	1,015,352	859,130	757,552	740,805	(6,410,762)	7,918,430

HOMELAND ENERGY CORP.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2007

(Stated in Canadian Dollars)

	January 1 2006	Additions: Property Costs	Additions: Consulting	Additions: Other	Amortized/ Written Off	December 31 2006
	$	$	$	$	$	$
Ferret Kendal:						
Acquisition costs	-	2,105,016	-	-	-	2,105,016
Exploration costs	-	-	423,975	10,610	-	434,585
	-	2,105,016	423,975	10,610	-	2,539,601
Tshedza Projects:						
Acquisition costs	-	415,230	-	-	-	415,230
Exploration costs	-	-	42,596	-	-	42,596
	-	415,230	42,596	-	-	457,826
Nhlalala Projects:						
Acquisition costs	-	-	-	-	-	-
Exploration costs	-	-	59,259	-	-	59,259
	-	-	59,259	-	-	59,259
Swaziland:						
Acquisition costs	-	-	-	-	-	-
Exploration costs	-	10,766	-	-	-	10,766
	-	10,766	-	-	-	10,766
USA (uranium):						
Acquisition costs	-	-	-	-	-	-
Exploration costs	797,159	451,500	766,873	257,793	-	2,273,325
	797,159	451,500	766,873	257,793	-	2,273,325
Niger (uranium):						
Acquisition costs	-	3,527,510	-	-	-	3,527,510
Exploration costs	-	18,474	77,324	4,667	-	100,465
	-	3,545,984	77,324	4,667	-	3,627,975
	797,159	6,528,496	1,370,027	273,070	-	8,968,752

(Stated in Canadian Dollars)

Ferret Coal Holdings (Pty) Limited - South Africa

In June 2006, the Company completed the purchase of Ferret Coal Holdings (Pty) Ltd., a private South African company, holding a 76% interest in Ferret Coal (Kendal) (Pty) Ltd., including its application for a mining licence for the Kendal coal deposit (formerly Zaid Colliery). On March 18, 2008, the Company was notified by the South African Department of Minerals and Energy that the Mining Right had been granted and April 24, 2008 was the date that had been set aside for the signing thereof. Consideration for this acquisition was $2,105,016 (ZAR 13,000,000).

KENDAL MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA

The Kendal Project is a 9.4 million tonne measured and indicated and a 25.2 million tonne inferred coal resource, potentially opencastable, which is expected to supply coal to the power generating industry and the domestic industrial market in South Africa. The project lies in the Witbank Coalfield, and the surrounding areas have supported a number of mining operations. The Kendal Project is located to the south west of the town of Ogies, in the Mpumalanga Province of South Africa. The elevation of the project is some 1,580 metres above mean sea level.

Homeland has carried out a conceptual mine plan based on the results of previous exploration campaigns. Potential markets have been identified and various contractors have been approached to determine their willingness to participate in the operation. Detailed planning and the formulation of the necessary contractual arrangements are in progress, and with the granting of the mining right will now be completed.

Tshedza Mining Resources (Pty) Limited ("Tshedza") - South Africa

In March 2006, the Company entered into an agreement to purchase a 50% interest in Tshedza, including its Eloff coal deposit, with options to acquire a further 1% for ZAR 1.00 and a further 23% at market value. Homeland is required to fund all costs associated with the applications for prospecting, as well as all costs associated with any granted prospecting rights through to the granting of a mining license. On October 11, 2006, Tshedza was granted the rights to prospect on five of its projects, and on August 28, 2007, on a further project.

ELOFF MINERAL PROPERTY, MPUMALANGA PROVINCE, SOUTH AFRICA

The Eloff Project is a 382 million tonne inferred coal resource, primarily opencastable, which could supply a low-grade coal to the power generating industry and/or possibly be upgraded for local industrial consumption or export. The Project lies in the western extremity of the Witbank Coalfield, and the surrounding areas have supported a number of mining operations. The Eloff Project is located to the south of the town of Eloff, in the Mpumalanga Province of South Africa. The elevation of the project is some 1,620 metres above mean sea level.

(Stated in Canadian Dollars)

Nhlalala Mining (Pty) Limited ("Nhlalala") - South Africa

In March 2006, the Company entered into an agreement to purchase a 50% interest in Nhlalala, with options to acquire a further 1% for ZAR 1.00 and a further 23% at market value. Homeland is required to fund all costs associated with the applications for prospecting, as well as all costs associated with any granted prospecting rights through to the granting of a mining license. On October 11, 2006, Nhlalala was granted the rights to prospect on three of its projects, and on August 28, 2007, on a further project.

Corpclo 331 (Pty) Ltd. ("Corpclo") – South Africa

In November 2007, the Company entered into an agreement to purchase Corpclo. The purchase price of ZAR 12 million (approximately $1.8 million) is being settled in two tranches of ZAR 6 million, one of which was paid in November 2007 with the remaining amount due in November 2008. The Company has pledged 50% of the shares of Corpclo as security, until the settlement of the outstanding balance.

NORTHFIELD MINERAL PROPERTY, KWAZULU-NATAL PROVINCE, SOUTH AFRICA

The Northfield Project is a small resource of tailings material resulting from the processing of the coal from the Northfield Colliery. The Project lies in the north western Kwa-Zulu Natal Coalfield, and is located close to a number of defunct mining operations. The Northfield Project is located to the north west of the town of Glencoe in Kwa-Zulu Natal Province of South Africa. The elevation of the project is some 1,380 metres above mean sea level. The coking qualities slurry dump consists of dried fine tailings resulting from the processing of the coal from the now defunct Northfield Colliery.

(Stated in Canadian Dollars)

10. CAPITAL STOCK

(a) Authorized

Unlimited number of common shares with no par value.

(b) Issued

	Issued #	Amount $
Balance, January 1, 2006	9,230,000	1,088,440
Acquisition of Pan African Uranium Corp. (Note 10(b)(i))	7,300,000	4,188,010
Exercise of warrants (Note 10(b)(ii))	2,130,000	547,197
Private placement(Note 10(b)(iii))	3,111,900	6,988,200
Consultants paid in shares(Note 10(b)(iv))	995,460	817,394
Exercise of options (Note 10(b)(v))	25,000	25,145
Private placement(Note 10(b)(vi))	362,500	812,797
Share issue costs	-	(743,252)
Balance, December 31, 2006	**23,154,860**	**13,723,931**
Exercise of warrants (Note 10(b)(vii))	3,000,000	3,590,124
Exercise of warrants (Note 10(b)(viii))	295,000	187,325
Private placement (Note 10(b)(ix))	3,969,230	10,641,396
Acquisition of Pan African Uranium Corp. (Note 10(b)(x))	125,000	294,800
Private placement (Note 10(b)(xi))	670,690	2,146,208
Exercise of stock options (Note 10(b)(xii))	1,415,000	1,090,209
Private placement (Note 10(b)(xiii))	454,546	2,000,002
Valuation of warrants issued on private placement (Note 10(c))	-	(89,000)
Exercise of warrants (Note 10(b)(xiv))	200,000	649,700
Share issue costs	-	(619,016)
Balance, December 31, 2007	**33,284,326**	**33,615,679**

(Stated in Canadian Dollars)

(i) On January 27, 2006, the Company acquired Pan African Uranium Corp. through the issuance of 7,300,000 common shares, with a par value of US$0.50 per common share, for a total deemed value of US$3,650,000 ($4,188,010). In addition, the Company issued 295,000 share purchase warrants, exercisable at $0.30 per common share, for an additional value of $98,825. The company received the sum of $759,325 in cash and the balance of $3,527,510 was recorded as mineral property.

(ii) On March 1, 2006, shareholders of the Company exercised a total of 2,130,000 warrants at a price of $0.25 per common share for total gross proceeds of $532,500.

(iii) On May 2, 2006, the Company closed a brokered private placement of 3,111,900 common shares at a price of US$2.00 per common share for total gross proceeds of US$6,223,800 ($6,988,200). A cash commission of US$200,412 ($220,963) was paid, along with warrants to acquire 200,000 common shares of the Company with an exercise price of US$2.00 per common share for the longer of 18 months or the listing or quoting of the Company on a public market. A value of $263,312 was ascribed to these warrants based on their fair value as determined using the Black-Scholes valuation method. In addition, the Company paid a financing fee of GBP 108,784 ($213,582).

(iv) In 2006, 995,460 common shares were issued to employees and consultants as compensation for services rendered, in the amount of $817,394.

(v) On September 10, 2006, a consultant to the Company exercised 25,000 stock options at a price of US$0.50 per common share and received 25,000 common shares, for gross proceeds of US$12,500 ($13,855). These options had a fair value of $11,290.

(vi) On September 10, 2006, the Company closed a brokered private placement of 362,500 common shares at a price of US$2.00 per common share for total gross proceeds of US$725,000 ($812,797). The company paid US$41,250 ($45,394) as cash commission and financing fees.

(vii) On January 16, 2007, the Company received US$2.4 million ($2,795,760) from the exercise of 3,000,000 warrants at $0.80 per common share.

(viii) On May 30, 2007, the Company received $88,500 from the exercise of 295,000 warrants at $0.30 per common share.

(ix) On June 21, 2007, the Company closed a private offering of 3,969,230 shares at a price of GBP 1.25 per common share, for gross proceeds of £5 million. The Company paid a cash commission equal to 5% on gross proceeds, on certain of the placements, of $473,326.

(x) Following the acquisition of Pan African Uranium Corp. (Note 10(b)(i)), the Company assumed the task and costs of furthering that company's applications for exploration concessions in Niger. In January 2007, eight exploration concessions were granted whereupon Homeland was required to issue 125,000 shares to a consultant. Homeland Uranium Inc. refunded 50% of the then value of the shares issued.

(Stated in Canadian Dollars)

(xi) On August 17, 2007, Homeland closed a private offering of 670,690 common shares at a price of $3.20 per common share, for gross proceeds of $2,146,208. The Company paid a cash commission equal to 5% on gross proceeds, of $105,690.

(xii) Between August and October 2007, former employees and consultants to the Company, as well as certain directors, exercised a total of 1,675,000 stock options, some availing themselves of a cashless exercise option, and received 1,415,000 common shares, at an exercise price of US$0.50 per common shares for gross proceeds of US$212,500 ($265,051). These options had a fair value of $825,158.

(xiii) On November 21, 2007, Homeland closed a private offering of 454,546 common shares and 227,273 warrants (see Note 10(c)) at a price of $4.40 per common share, for gross proceeds of $2,000,002. A value of $89,000 was ascribed to these warrants based on their fair value as determined using the Black-Scholes valuation method. The Company paid a cash commission on gross proceeds equal to $40,000.

(xiv) In November and December 2007, shareholders of the Company exercised a total of 200,000 warrants at a price of US$2.00 per common share for total gross proceeds of $386,388.

(c) **Share purchase warrants**

The fair value of all the warrants issued during the year was estimated using the Black-Scholes option pricing model, with the following assumptions:

	2007	2006
Expected life (years)	1.5	1 - 3
Expected volatility (%)	40	130
Expected dividends	0	0
Risk-free interest rate (%)	4	4.25

(Stated in Canadian Dollars)

The following summary sets out the activity in outstanding share purchase warrants in the year:

	2007			2006		
	Number of share purchase warrants #	**Weighted average exercise price per share $**	**Fair Value $**	Number of share purchase warrants #	Weighted average exercise price per share $	Fair Value $
Balance, beginning of year	**3,495,000**	**US$0.83**	**1,156,501**	5,130,000	US$0.57	809,061
Granted	**227,273**	**$6.00**	**89,000**	495,000	US$0.99	362,137
Exercised	**(3,495,000)**	**US$0.83**	**(1,156,501)**	(2,130,000)	US$0.25	(14,697)
Balance, end of year	**227,273**	**$6.00**	**89,000**	3,495,000	US$0.83	1,156,501

The following table summarizes the share purchase warrants outstanding at December 31, 2007:

Expiry date	**Exercise price per share $**	**Warrants outstanding #**	**Fair Value $**
May 21, 2009	6.00	227,273	89,000
		227,273	89,000

(d) **Stock options**

Options to purchase common shares of the Company may be granted to directors, officers, employees and consultants of Homeland. The fair value of all options granted during the year was estimated using the Black-Scholes option pricing model, with the following weighted-average assumptions:

	2007	**2006**
Expected life (years)	**2.5**	1 - 3
Expected volatility (%)	**100**	130
Expected dividends	**0**	0
Risk-free interest rate (%)	**4**	4.25

(Stated in Canadian Dollars)

The following summary sets out the activity in outstanding options in the year:

	2007 Number of options #	2007 Weighted average exercise price per share $	2007 Fair Value per share $	2006 Number of options #	2006 Weighted average exercise price per share $	2006 Fair Value per share $
Balance, beginning of year	3,725,000	0.90	0.44	2,400,000	0.58	0.35
Granted	800,000	2.45	0.87	1,375,000	1.52	0.58
Exercised	(1,675,000)	US$0.50	0.49	(25,000)	0.58	0.35
Cancelled	(150,000)	Market	0.79	(25,000)	0.58	0.43
Balance, end of year	2,700,000	1.41	0.80	3,725,000	0.90	0.44

The following table summarizes the options outstanding and exercisable at December 31, 2007:

Expiry date	Exercise price per share	Options outstanding #	Options exercisable #
November 24, 2008	US$0.50	1,000,000	633,334
February 2, 2009	US$0.50	400,000	400,000
July 25, 2009	US$1.00	100,000	100,000
October 28, 2009	US$2.00	100,000	100,000
November 1, 2009	US$2.00	300,000	100,000
March 1, 2010	US$2.00	200,000	66,667
August 13, 2010	US$2.50	300,000	100,000
September 14, 2010	$3.20	100,000	33,333
October 2, 2010	$3.20	100,000	33,333
December 31, 2010	$4.40	100,000	33,333
		2,700,000	1,600,000

(e) **Stock-based compensation**

The Company may grant incentive stock options to its directors, officers, employees and consultants, for the purchase of shares of the Company. Stock options are non-transferable. The Board of Directors of the Company determines the exercise price, which may be no less than the current market price at the time of the grant. Options have a maximum term of three years and terminate within 90 days of the termination of employment or other contracting arrangement of the option holder. Vesting of options may be at the time of granting of the option or over a period as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The Company recognized stock-based compensation of $1,369,845 (2006: $1,138,530) based on options granted or vested in the respective periods. The fair values were determined using the Black Scholes option pricing model under the assumptions detailed in Note 10(d).

(Stated in Canadian Dollars)

11. CONTRIBUTED SURPLUS

	December 31 2007	December 31 2006
	$	$
Balance, beginning of year	**1,624,000**	496,760
Stock-based compensation (see Note 10(e))	**1,369,845**	1,138,530
Stock options exercised	**(825,158)**	(11,290)
Balance, end of year	2,168,687	1,624,000

Included in contributed surplus are the following stock options at valuations determined using the Black-Scholes option pricing model:

Expiry date	Exercise price per share $	Options outstanding #	Options vested #	Fair Value (*) $
November 24, 2008	US$0.50	1,000,000	633,334	451,601
February 2, 2009	US$0.50	400,000	400,000	171,020
July 25, 2009	US$1.00	100,000	100,000	189,864
October 28, 2009	US$2.00	100,000	100,000	186,114
November 1, 2009	US$2.00	300,000	100,000	346,167
March 1, 2010	US$2.00	200,000	66,667	208,500
August 13, 2010	US$2.50	300,000	100,000	234,000
September 14, 2010	$3.20	100,000	33,333	94,500
October 2, 2010	$3.20	100,000	33,333	70,875
December 31, 2010	$4.40	100,000	33,333	86,771
Cancelled options				129,275
		2,700,000	1,600,000	2,168,687

(*) Black-Scholes valuation

(Stated in Canadian Dollars)

12. CONVERTIBLE DEBENTURE

On June 12, 2007, the Company entered into a Loan Agreement with GC-Global Capital Corp. The Company borrowed the principal amount of US$2 million through a Convertible Debenture on the following terms:

- interest rate of 12% per annum;
- principal payable in full after 24 months;
- convertible at the option of the lender into common shares of the Company, at a conversion price prior to the date of any initial public offering of £1.25, or on or following the date of the initial public offering at the lesser of: (a) US$4.50; or (b) a 25% discount to the initial public offering price per Homeland Common Share (see Note 18 (c));
- the Company may prepay at any time, with penalties (and subject to the lender's conversion rights); and
- 5,000,000 common shares of Homeland Uranium Inc. pledged as security.

In accordance with The Canadian Institute of Chartered Accountants Handbook Section 3855 "Financial Instruments" (CICA 3855), the convertible debenture was bifurcated into debt and equity portions and a deemed fair value adjustment was applied to the conversion option of the convertible debenture. The amount allocated to the equity portion of the convertible debenture was $502,179. The debt portion of the convertible debenture is being accreted to its face value at maturity over the term of the debt by way of a charge to interest expense.

The Black-Scholes option pricing model was used to determine the deemed fair value of the conversion feature in the convertible debenture. The following assumptions were used in the Black-Scholes option pricing model:

Common share price: $2.50
Exercise price of conversion option: $2.50
Expected life of conversion option: 2 years
Expected volatility: 40%
Risk-free interest rate: 4.00%

A summary of the debt and equity portions of the convertible debentures and the related balance of deferred financing charges is as follows:

	Debt Portion	Equity Portion
	$	$
Balance at January 1, 2007	-	-
Issuance of convertible debenture	1,490,421	502,179
Accretion charge	115,583	-
Balance at December 31, 2007	**1,606,004**	**502,179**

(Stated in Canadian Dollars)

13. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Lease Commitments

In 2005, the Company entered into a five year lease agreement for office space in Toronto. Gross annual lease commitments are as follows:

	$
2008	54,122
2009	54,122
2010	54,122
	162,366

In 2006, Homeland Mining and Energy SA (Pty) Ltd. entered into a two year lease agreement for office space in Witbank, South Africa. The operating lease is subject to annual escalation of 8% and 9% respectively. Gross annual lease commitments are as follows:

	$
2008	46,203
	46,203

In 2007, Homeland Mining and Energy (Botswana) (Pty) Ltd. entered into a two year lease agreement for office space in Gaborone, Botswana. The operating lease is subject to annual escalation of 10%. Gross annual lease commitments are as follows:

	$
2008	15,686
2009	17,542
	33,228

(b) Surface Rights

The Company has entered into agreements to purchase the surface rights at the Kendal Mineral Project, near Witbank in South Africa. In the first of such agreements, the purchase price is ZAR 4,800,000 (approximately $690,000) of which ZAR 2,000,000 (approximately $290,000) has already been paid as a deposit. In the second of such agreements, the purchase price of ZAR 1,400,000 (approximately $200,000) remains due and payable upon transfer of the property.

(Stated in Canadian Dollars)

(c) **Madic Operations**

The Company has agreed to invest ZAR 6.3 million (approximately $910,000) in Madic Operations to capitalize the development of the Madic continuous conveyor system; subject to a formal contract being entered into between the parties that would provide for the terms of repayment of the Company's initial investment, set out that the Company would have the right to purchase future systems at cost, and confirm the Company's 42% equity interest in Madic Operations. Approximately ZAR 3,100,000 (approximately $450,000) of this commitment has been funded to date (see Note 7).

14. FINANCIAL INSTRUMENTS

Currency risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company held the following cash and equivalents, denominated in foreign currencies, at December 31:

	2007	2006
	$	$
Canadian Dollars	1,847,301	469,946
US Dollars	3,610,189	1,616,056
British Pounds	1,640	-
South African Rands	840,206	284,476
Botswana Pulas	59,985	-
	6,359,321	2,370,478

Interest rate price risk

The Company is exposed to interest rate price risk on its fixed rate convertible debenture.

(Stated in Canadian Dollars)

15. RELATED PARTY TRANSACTIONS

(a) During the year, Homeland paid Grove Communications Inc. $161,531 (2006: $148,876) in consulting and administration fees and in respect of investor relations work undertaken. The owner of Grove Communication Inc. is a director and officer of the company.

(b) During the year, Grove Communications Inc. and Homeland Uranium Inc. shared office space with Homeland and contributed $25,572.75 and $13,522 respectively (2006: Grove Communications Inc. and Odyssey Resources Limited contributed $16,960 and $33,920 respectively) towards the office rent and related facilities.

(c) In South Africa, approximately $147,000 (2006: $123,000) was paid to a company owned by a director and significant shareholder of a subsidiary of the Company, as a retainer for services rendered in respect of the securing of prospecting rights.

(d) In South Africa, approximately $38,000 (2006: $60,000) was paid under terms of the Agreement for the purchase of Ferret Coal Holdings (Pty) Ltd as a retainer to a company controlled by a former director and significant shareholder of that company, for environmental consulting and related services. These payments ceased in April 2007.

Related party transactions are in the normal course of operations and are measured in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts for tax purposes. The details of the company's future taxes are as follows:

(a) **South Africa**
A future tax asset of $710,138 has been recognized as it is more likely than not that the benefit of existing tax losses will be realized in the foreseeable future from the commencement of commercial coal production. The balance consists of the following differences between book and tax values:

	2007	2006
	$	$
Plant and equipment	**6,192**	43
Mineral properties	**(990,925)**	(17,737)
Foreign exchange	**323,682**	(63,216)
Provisions	**7,626**	1,044
Estimated tax loss and unused capital expenditure	**1,363,564**	133,879
	710,138	54,013

(Stated in Canadian Dollars)

(b) **British Virgin Islands**
No future tax asset has been recognized as there is no obligation to pay corporate tax in this jurisdiction.

(c) **Canada**
As a result of the Company's emigration to the British Virgin Islands on October 12, 2006, (see Note 1), no future tax asset has been recognized on tax losses incurred in Canada up to that date.

17. SEGMENTED INFORMATION

	2007	2006	2005
	$	$	$
Operating (Loss) by Segment:			
British Virgin Islands	**(4,468,796)**	(2,523,875)	(682,652)
South Africa	**(554,232)**	(415,365)	-
Botswana	**(67,375)**	-	-
Swaziland	**(95,677)**	(10,113)	-
United States	-	-	-
Niger	-	-	-
Consolidated Operating Loss	**(5,186,080)**	(2,949,353)	(682,652)
Total Assets by Segment:			
British Virgin Islands	**17,103,938**	2,481,371	1,030,357
South Africa	**16,410,088**	4,837,598	-
Botswana	**107,795**	-	-
Swaziland	-	10,766	-
United States	-	2,273,325	797,159
Niger	-	3,627,976	-
Consolidated Total Assets	**33,621,821**	13,231,036	1,827,516
Total Liabilities by Segment:			
British Virgin Islands	**4,657,443**	334,747	115,907
South Africa	**1,406,918**	23,862	-
Botswana	-	-	-
Swaziland	-	-	-
United States	-	-	-
Niger	-	-	-
Consolidated Total Liabilities	**6,064,361**	358,609	115,907

(Stated in Canadian Dollars)

18. SUBSEQUENT EVENTS

(a) Share issue

In January 2008, Homeland closed a $2,400,000 unit offering, priced at $4.80 per unit with each unit consisting of one common share and one-half of one common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of $6.00 per common share before May 21, 2009. The Company paid a cash commission of $40,000.

(b) Acquisition of interest in Altona Resources Plc

In February 2008, Homeland issued 737,500 common shares in consideration for the purchase of 44,250,000 common shares of Altona Resources Plc ("Altona") from third parties. This investment represents a strategic interest (15.6%) in a large coal asset held by a public company listed on the AIM in the United Kingdom. The transaction was valued at $3,540,000 based on a price of $4.80 per Homeland common share and a price of 4 pence per Altona common share.

(c) Conversion of Debenture

GC-Global exercised their right to convert the convertible debenture (see Note 12) into common shares of the Company on February 28, 2008. At a conversion price of £1.25 per common share, this resulted in the issue of 810,250 common shares (pre-share split, see Note 18 (d)).

(d) Reverse take-over and public listing

On February 29, 2008, Homeland completed its reverse-takeover of Chrysalis Capital IV Corporation ("**Chrysalis**") by way of a merger (the "**Merger**") of Homeland with Chrysalis Capital IV (BVI) Corporation, a wholly-owned subsidiary of Chrysalis. The Merger constituted Chrysalis' qualifying transaction pursuant to the policies of the TSX Venture Exchange.

Prior to the Merger, Chrysalis consolidated its common shares on a one for two basis and Homeland split its common shares on a four for one basis. Upon the Merger, Chrysalis then issued one common share for each common share of Homeland issued and outstanding immediately prior to the Merger. The outstanding options, warrants and other convertible securities of Homeland are exercisable for common shares of Chrysalis based on the same exchange ratios. Immediately prior to the Merger, Chrysalis took up and paid for 107,931,920 common shares of Homeland that were validly deposited pursuant to the previously announced share exchange offer by Chrysalis. A Filing Statement, dated February 20, 2008, has been filed with the TSX Venture Exchange and applicable Canadian securities regulators on SEDAR.

(Stated in Canadian Dollars)

Chrysalis also filed articles of amendment to change its name to Homeland Energy Group Ltd. ("**Homeland Group**"). As a result of the completion of the transaction, Homeland Group has 145,001,117 common shares issued and outstanding. Assuming that all of the outstanding warrants and options, granted and available under the Stock Option Plan, are exercised 161,611,259 common shares of Homeland Group will be issued and outstanding on a fully diluted basis. The common shares of Homeland Group commenced trading on Wednesday, March 5, 2008 on the Toronto Stock Exchange (the "**TSX**") under its new trading symbol "**HEG**".

(e) Disposition of interest in Homeland Mining & Energy SA (Pty) Ltd.

On December 15, 2007, Homeland signed a memorandum of understanding (the "**MOU**") with a large international conglomerate, setting out the basic terms and conditions upon which the Company will sell up to a 50% voting and participating equity interest in Homeland Mining & Energy SA (Pty) Ltd. ("**HMESA**"). Management of Homeland views this as a potential key strategic alliance. Upon signing the MOU, Homeland received a payment of US$3,000,000, the liability for which is reflected in accounts payable and accrued liabilities, for 1% of the shares of HMESA. The terms of the MOU provide the purchaser of the interest in HMESA (the "**Purchaser**") with (i) an option to acquire an additional 4% of the shares of HMESA for a purchase price of US$12,000,000 (the "**First Option**"); (ii) if the First Option is exercised, a further option to purchase 5% of the shares of HMESA for a purchase price of a further US$15,000,000 on or before the date which is the later of April 1, 2008 and the date which is 10 days following receipt of an updated National Instrument 43-101 compliant report on Homeland's Eloff property (the "**Second Option**"); and (iii) if the Second Option is exercised, a final option to purchase 40% of the shares of HMESA for either US$125 million if such option is exercised on or before September 2, 2008, or US$135 million if such option is exercised after September 2, 2008 but on or before December 31, 2008 (the "**Third Option**").

On February 8, 2008, the first stage of due diligence review was completed and the Purchaser provided notice of exercise of the First Option. The completion of the First Option is subject to the satisfactory negotiation and execution of definitive documentation and the payment of the applicable US$12,000,000 purchase price, and is expected to occur in March 2008. If the closing of the First Option does not occur, Homeland is required to return the US$3,000,000 payment received to the Purchaser within 90 days, in exchange for the shares representing the 1% of HMESA held by the Purchaser.

The MOU also provides the Purchaser with a right to put the HMESA shares acquired by it under the First Option back to Homeland prior to the date that the Second Option is to be exercised. The purchase price for the shares subject to this put right is equal to the original price paid by the Purchaser and is payable in cash, or at the election of Homeland, with a combination of common shares of Homeland and the delivery of coal extracted from the Kendal Mineral Property, each at the then prevailing market rates (plus a 5% premium on the shares). The MOU also provides the Purchaser with a right to put the HMESA shares acquired by it under the First Option and Second Option back to

(Stated in Canadian Dollars)

Homeland after the Second Option is exercised and prior to December 31, 2008. The purchase price for the shares subject to this second put right is equal to the original price paid by the Purchaser and is payable in cash, or at the election of Homeland, in common shares of Homeland at the then prevailing market rates plus a 5% premium.

Finally, the MOU provides Homeland with the right to buy back the HMESA shares sold under the First Option if the Purchaser does not exercise the Second Option. The purchase price for the shares subject to this buy back right is payable in cash and is equal to the original price paid plus 10% interest accruing from the date that the First Option was completed. The MOU also provides Homeland with the right to buy back the HMESA shares sold under the First Option and the Second Option if the Purchaser does not exercise the Third Option. The purchase price for the shares subject to this buy back right is payable in cash and is equal to the original price paid plus 10% interest accruing as to 50% from the date that the First Option was completed and as to 50% from the date that the Second Option was completed.

(f) Grant of Kendal Mining Licence

On March 18, 2008, the Company was advised by the South African Department of Minerals and Energy of the granting of the Mining Right in terms of Section 23 of the Mineral and Petroleum Resources Development Act, 2002, (Act 28 of 2002) in respect of Portion 6 of the farm Bankfontein 216 IR and Portions 5 and 10 of the farm Heuvelfontein 215 IR, situated in the magisterial district of Witbank; the Kendal Project.

April 24, 2008 has been set as the date that the Regional Manager will approve the relevant Environmental Management Plan and sign the applicable Mining Right.

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

END